Exhibit 2.1

Execution Version

ACQUISITION AGREEMENT

THIS AGREEMENT is made the 27th day of March, 2007 among:

RGC CANADA LTD., a corporation existing under the laws of Ontario (“RGC”),

- and -

REDMOND GROUP OF COMPANIES LP, a limited partnership existing under the laws of Ontario (“the Company”),

- and -

2064862 ONTARIO INC., a corporation existing under the laws of Ontario (“2064862”),

-and-

AVS TECHNOLOGIES LIMITED PARTNERSHIP, a limited partnership existing under the laws of Ontario (“AVS”),

(RGC, the Company, 2064862 and AVS, collectively the “Vendors”),

-and-

SYNNEX CANADA LIMITED, a corporation existing under the laws of Ontario (the “Purchaser”)

In consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties covenant and agree as follows:

1.	INTERPRETATION

1.1	Defined Terms.

For the purpose of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“A Goods” means new, unopened master packed products;

(b)	“Affiliate” has the meaning attributed to that term in National Instrument 45-106 - Prospectus and Registration Exemptions adopted by the Ontario Securities Commission;

(c)	“arm’s length” has the meaning given to that term in section 251 of the Income Tax Act (Canada);

(d)	“Associate” has the meaning attributed to that term in the Securities Act (Ontario);

(e)	“Assumed Liabilities” has the meaning set out in Section 4.1, but for greater certainty does not include Excluded Liabilities;

(f)	“B Goods” means goods other than A Goods;

(g)	“Bank Debt” means the aggregate balance of all indebtedness, including principal, interest and costs, of the Company and AVS to HSBC Bank Canada as of the Closing Date;

(h)	“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(i)	“Claim” has the meaning set out in Section 11.3;

(j)	“Closing Certificate” has the meaning set out in Section 8.1(a);

(k)	“Closing Date” means April 30 2007, or such other date as may be mutually agreed upon by the Vendors and the Purchaser in writing;

(l)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral, to which one or more of the Vendors is a party or is bound;

(m)	“Deposit” has the meaning set out in Section 3.2;

(n)	“Direct Claim” has the meaning set out in Section 11.3;

(o)	“Draft Financial Statements” means the consolidated and combined audited financial statements of the Vendors in draft form as at and for the financial year ended December 31, 2006 including the letter from the Vendors’ auditors stating certain qualifications with respect thereto, the notes to such financial statements and the report of the Vendors’ auditors thereon, a copy of which is annexed hereto as Schedule 1.1(y);

(p)	“Employee Plans” has the meaning set out in Section 5.22;

(q)	“Employees” has the meaning set out in Section 5.24;

(r)	“Employment Legislation” means, collectively, the Labour Relations Act, 1995 (Ontario), the Ontario Human Rights Code, the Occupational Health and Safety Act (Ontario), the Pay Equity Act (Ontario), the Employment Standards Act (Ontario), the Pension Benefits Act (Ontario), the Workplace Safety and Insurance Act (Ontario) and the Employment Insurance Act (Canada) and any similar legislation in any other jurisdiction in which the Business is conducted;

(s)	“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, restriction, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing;

(t)	“Environmental Law” means any statute, by-law, regulation, legally binding published policy, permit, consent, approval, license, judgment, order, writ, legally binding directive, common-law rule (including, without limitation, the common law respecting nuisance and tortious liability), legally binding agency interpretation, injunction, agreement or authorization or requirement, whether federal, provincial, territorial or municipal, relating to:

(i)	filings, registrations, emissions, discharges, spills, releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances into the air, surface or ground water, water courses, water or sewage treatment works, drains, sewer systems, wetlands, septic systems or onto land; and

(ii)	the import, export, use, distribution, treatment, storage, disposal, discharge, packaging, handling, processing, manufacturing, transportation, shipment, clean-up or other remediation of Hazardous Substances, materials containing Hazardous Substances or the equipment or apparatus containing Hazardous Substances;

(u)	“Environmental Permits” has the meaning set out in Section 5.21(b);

(v)	“ETA” means the Excise Tax Act (Canada), as amended from time to time;

(w)	“Excluded Assets” has the meaning set out in Section 2.2;

(x)	“Factory Direct Entities” means RLogistics Limited Partnership, a limited partnership existing under the laws of Ontario, and its general partner RLogistics Inc., a corporation existing under the laws of Ontario; “Factory Direct Entity” means any one of the Factory Direct Entities;

(y)	“Financial Statements” means the consolidated and combined audited financial statements of the Vendors as at and for the financial year ended December 31, 2006 including the notes thereto and the report of the Vendors’ auditors thereon, a copy of which will be delivered to the Purchaser prior to the Closing Date and will be annexed hereto as Schedule 1.1(y) and form part of this Agreement;

(z)	“Financial Statement Date” means December 31, 2006;

(aa)	“Gross Margin” means:

(i)	total sales of the Purchased Business for the twelve (12) consecutive month period following the Closing Date determined in accordance with GAAP applied in a manner consistent with the past practices of the Purchased Business; minus

(ii)	total cost of goods sold for the Purchased Business for the twelve (12) consecutive month period following the Closing Date determined in accordance with GAAP, applied in a manner consistent with the past practices of the Purchased Business, expressed as a percentage of total sales of the Purchased Business for the twelve (12) consecutive month period following the Closing Date;

(bb)	“GST” means the tax imposed pursuant to Part IX of the ETA;

(cc)	“Hazardous Substance” means any substance, in solid, liquid or gaseous form, which is

(i)	a substance considered, defined, designated or classified by or under an Environmental Law to be dangerous goods, a contaminant, a hazardous product or material, a toxic or designated substance which may adversely affect human health or the environment or a waste

(ii)	a substance with respect to which any Environmental Law requires environmental investigation, monitoring, reporting or remediation; or

(iii)	a substance capable of posing a risk of injury or damage to health, safety, property or the environment, including but not limited to, without in any way limiting the definition in Section 1.1(cc)(i), all substances, wastes, pollutants, contaminants, chemicals or materials regulated by or defined, designated or classified under any Environmental Law;

(dd)	“Hold Back Payment” has the meaning set out in Section 3.7;

(ee)	“Indemnified Party” has the meaning set out in Section 11.3;

(ff)	“Indemnifying Party” has the meaning set out in Section 11.3;

(gg)	“Intellectual Property” means common law and statutory rights arising under or associated with:

(i)	patents and patent applications (“Patents”);

(ii)	copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights (“Copyrights”);

(iii)	the protection of trade and industrial secrets and confidential information (“Trade Secrets”);

(iv)	trademarks, trade names and service marks and applications for registration thereof (“Trademarks”);

(v)	domain names and corporate names and registrations and applications for registration thereof;

(vi)	other proprietary rights relating or with respect to the protection of technology;

(vii)	divisions, continuations, renewals, re-issuances and extensions of the foregoing (as applicable); and

(viii)	analogous rights to those set forth above.

(hh)	“Leases of Real Property” has the meaning set out in Section 5.8;

(ii)	“Letters of Credit” means the letters of credit or similar credit arrangements posted by the Vendors to secure the obligations of the Purchased Business, a complete and accurate listing of which as of noon on the last business day prior to the Closing Date shall be delivered by the Vendors to the Purchaser on or prior to the Closing Date;

(jj)	“Licences” has the meaning set out in Section 5.12;

(kk)	“Losses”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter;

(ll)	“major customer” has the meaning set out in Section 5.25;

(mm)

“Material Adverse Effect” means any change, effect or circumstance that individually or in the aggregate, has, or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or operations of Vendors or the Purchased Business taken as a whole; provided, however, that Material Adverse Effect shall not include any change, effect or circumstance arising out of or relating to: (i) general economic or financial market conditions; (ii) conditions generally affecting the industry in which the Business operates; (iii) war, act of terrorism, civil unrest or similar event; (iv)

generally applicable changes in laws or interpretation thereof that (in the case of each of (i) – (iv)) do not disproportionately affect the Vendors or the Purchased Business; or (v) any adverse change, effect or circumstance resulting from an action required or expressly permitted by this Agreement or caused by the announcement or pendency of this Agreement or the transactions contemplated by this Agreement;

(nn)	“Material Contract” means those Contracts set out in Schedule 5.10;

(oo)	“Net Tangible Assets” means the net tangible assets of the Vendors calculated for those assets and liabilities listed in the column entitled “NTA Estimate Post Exclusions” set forth in the draft Statement of Net Tangible Assets attached as Schedule 3.4 hereto but excluding the Excluded Assets and the Excluded Liabilities determined in accordance with GAAP applied in a manner consistent with past practices of each of the Vendors in the preparation of the Financial Statements, as reflected on the Statement of Net Tangible Assets;

(pp)	“Permitted Encumbrances” means:

(i)	liens for taxes, assessments or governmental charges or levies not yet due or delinquent or the validity of which is being contested in good faith by the Vendors, provided that the Vendors have provided security in the form of a security interest in assets which in the opinion of the Purchaser, acting reasonably, is sufficient to prevent any lien, charge or encumbrance being enforced against the Vendors;

(ii)	undetermined or inchoate liens, charges and privileges incidental to current construction or current operations and statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any governmental authority which have not at the time been filed or registered against the title to the asset or served upon the Vendors pursuant to law or which relate to obligations not due or delinquent;

(iii)	security given in the ordinary course of business to any public utility, municipality or government or to any statutory or public authority in connection with the operations of the Purchased Business, other than security for borrowed money;

(iv)	unregistered purchase money security interests arising under contracts for the supply of goods and materials entered into in the ordinary course of business which secure the unpaid balance of the purchase price for goods and/or materials purchased thereunder which are due and payable (and have been outstanding) for not more than 30 days after delivery of the invoice therefor;

(v)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease, and liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(vi)	imperfections of title which do not materially affect the value of the property of the Vendors or the ability of the Vendors to use their property in the ordinary course of business; and

(vii)	the Encumbrances described in Schedule 1.1(mm);

(qq)	“Purchased Assets” has the meaning set out in Section 2.1;

(rr)	“Purchased Business” means the business currently and heretofore carried on by each of the Company and AVS consisting of the marketing, distribution and sale of consumer electronics brands and products in Canada;

(ss)	“Purchase Price” has the meaning set out in Section 3.1;

(tt)	“QST” means the tax imposed pursuant to An Act Respecting the Quebec Sales Tax;

(uu)	“Sonigem Agreement” has the meaning set out in Section 2.2(j);

(vv)	“Statement of Net Tangible Assets” means the statement of Net Tangible Assets of the Vendors as at 12:01a.m. on the Closing Date as finally determined in accordance with the provisions of Section 3.4 or 3.5, as the case may be;

(ww)	“Taxes” means all federal, provincial, local and foreign taxes, duties, levies, assessments, reassessments, imposts or governmental charges including, without limitation, income, sales, profits, capital, uses, occupancy, real or personal property, import, excise, payroll, franchise, and goods and services taxes imposed by any jurisdiction applicable to the Vendors and shall include interest, dues, penalties and fines;

(xx)	“Third Party” has the meaning set out in Section 11.5;

(yy)	“Third Party Claim” has the meaning set out in Section 11.3;

(zz)	“Time of Closing” means 10:00 a.m. (Toronto time) on the Closing Date;

(aaa)	“Transferred Employees” has the meaning set out in Section 7.8(b); and

(bbb)	“Workers’ Compensation Tribunal” means, collectively, the Workplace Safety and Insurance Board and the Workplace Safety and Insurance Appeals Tribunal under the Workplace Safety and Insurance Act (Ontario).

1.2	Currency.

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections and the insertion of headings and a table of contents are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, Section or a Schedule refers to the specified Article or Section of, or Schedule to, this Agreement.

1.4	Number, Gender and Persons.

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.5	Accounting Principles.

Any reference in this Agreement to GAAP refers to generally accepted accounting principles as approved at the applicable time by the Canadian Institute of Chartered Accountants or any successor institute.

1.6	Vendors’ Knowledge.

Where any matter in this Agreement is stated to be “to the knowledge of the Vendors” or “the Vendors are not aware”, “the Vendors have no knowledge”, or language of similar import, such reference shall mean the actual knowledge of Andy Redmond, Lisa Bates, Timothy Moore, Dean MacMurtry, Michele Quenneville and Richard Singerman.

1.7	Ordinary Course of Business.

Any reference in this Agreement to the “ordinary course of business” shall mean the ordinary and normal course of the Purchased Business, consistent with the practice of the previous year.

1.8	Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including without limitation the letter of intent dated February 23, 2007, signed by Synnex on that date and signed by Newport Holdings LP and SW International Inc. (“SW”) on February 26, 2007. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.9	Time of Essence.

Time shall be of the essence of this Agreement.

1.10	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

1.11	Severability.

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.12	Best Efforts.

The parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any party to use its best efforts to obtain any waiver, consent, approval, permit, licence or other document shall not require such party to make any payment to any person for the purpose of procuring the same, other than payments for amounts due and payable to such person under the terms of any agreement as it stood prior to the date of this Agreement, payments for incidental expenses including legal costs incurred by such person and payments required by any applicable law or regulation, nor permit the Vendors (without the consent of the Purchaser) to change any contractual rights or obligations in any Contract included in the Purchased Assets or constituting any of the Assumed Liabilities.

1.13	Exhibits and Schedules.

The following Exhibits and Schedules are attached to and form part of this Agreement:

Exhibit A	-	Escrow Agreement

Exhibit B	-	Form of Retention Agreement

Exhibit C	-	Andy Redmond Consulting Agreement

Exhibit D	-	Legal Opinion of Counsel to the Vendors

Exhibit E	-	Guarantee

Schedule 1.1(y)	-	Draft Financial Statements and Financial Statements

Schedule 1.1(pp)	-	Permitted Encumbrances

Schedule 2.1(b)	-	Fixed Assets

Schedule 2.1(g)	-	Contracts

Schedule 2.2(e)	-	Factory Direct Agreements

Schedule 2.2(i)	-	Excluded Assets

Schedule 3.4	-	Estimated Statement of Net Tangible Assets

Schedule 3.8	-	Allocation of Purchase Price

Schedule 5.1	-	Jurisdictions in which Business is Located

Schedule 5.5	-	Location of Assets

Schedule 5.8	-	Leases of Real Property

Schedule 5.9	-	Intellectual Property

Schedule 5.10	-	Material Contracts

Schedule 5.12	-	Licences and Permits

Schedule 5.13A	-	Regulatory Consents and Approvals

Schedule 5.13B	-	Contractual Consents and Approvals

Schedule 5.16	-	Changes

Schedule 5.17	-	Legal and Regulatory Proceedings

Schedule 5.20	-	Related Party Transactions

Schedule 5.22	-	Employee Plans

Schedule 5.25	-	Major Customers

Schedule 5.26	-	Product Warranties

2.	PURCHASE AND SALE OF PURCHASED ASSETS

2.1	Purchased Assets.

Subject to the provisions of this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendors, effective as of the Time of Closing, all of the property, assets and rights of each of the Vendors (other than the Excluded Assets), whether real or personal, tangible or intangible, of every kind and description and wheresoever situate, as a going concern, related to the Purchased Business (but excluding any Contracts which are not set forth in Schedule 2.1(g)) (collectively, the “Purchased Assets”). The Purchased Assets include but are not limited to:

(a)	Leases of Real Property All rights of each of the Vendors under the Leases of Real Property;

(b)	Fixed Assets All of the fixed assets owned by the Vendors set out on Schedule 2.1(b). A complete and accurate list of all of the fixed assets owned by the Vendors as of December 31, 2006 is attached as Schedule 2.1(b). Two (2) business days prior to the Closing Date, a complete and accurate list prepared as of such date of all of the fixed assets acquired by the Vendors since December 31, 2006 and owned by the Vendors shall be delivered by the Vendors to the Purchaser and attached as Schedule 2.1(b) and form part of this Agreement; provided that the aggregate amount of expenditures on such fixed assets shall not exceed One Hundred and Thirty Thousand Dollars ($130,000) without the prior consent of the Purchaser;

(c)	Leased Equipment All warehouse and office equipment leased by any of the Vendors under operating leases;

(d)	Inventories All inventories, including, without limitation, any spare or replacement parts as of noon on the last business day prior to the Closing Date, a complete and accurate listing of which as of such time shall be delivered by the Vendors to the Purchaser on or prior to the Closing Date;

(e)	Accounts Receivable All accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to any of the Vendors and the benefit of all security for such accounts, notes and debts as of noon on the last business day prior to the Closing Date, a complete and accurate listing of which as of such time shall be delivered by the Vendors to the Purchaser on or prior to the Closing Date;

(f)	Prepaid Expenses All prepaid expenses of each of the Vendors;

(g)	Agreements The Contracts described in Schedule 2.1(g) and all unfilled purchase orders as of noon on the last business day prior to the Closing Date, a complete and accurate list of which shall be prepared by the Vendors and delivered to the Purchaser on or prior to the Closing Date;

(h)	Intellectual Property All Intellectual Property held by any of the Vendors or in which any of the Vendors has an interest;

(i)	Computer Software All computer software used by any of the Vendors, and all rights under licences, and other agreements and instruments relating thereto;

(j)	Books and Records All books and records of each of the Vendors (other than those required by law to be retained by the Vendors, copies of which will be delivered to the Purchaser), including, without limitation, customer lists, sales records, price lists and catalogues, sales literature, advertising material, manufacturing data, production records, employee manuals, personnel records, supply records, inventory records and correspondence files (together with, in the case of any such information which is stored electronically, the media on which the same is stored) with respect to the Purchased Assets;

(k)	Cash Any cash or cash equivalents (including cheques payable to any of the Vendors which shall be endorsed over to the Purchaser) on hand or in banks or other depositories, as of the opening of business on the Closing Date which the Vendors elect to transfer; and

(l)	Goodwill All goodwill of the Purchased Business, including but not limited to the telephone numbers, fax numbers, domain names (including any websites), and the exclusive right to the name “AVS”, or any variation thereof, as part of the name or style under which the Purchased Business or any part thereof is carried on by the Purchaser.

To the knowledge of the Vendors, any of the Purchased Assets in the name of RGC are held by RGC as nominee and in trust for the Company, and any of the Purchased Assets in the name of 2064862 are held by 2064862 as nominee and in trust for AVS.

2.2	Excluded Assets.

The Purchased Assets shall not include any of the following property and assets (collectively, the “Excluded Assets”):

(a)	Insurance Policies Any insurance policies maintained by any of the Vendors;

(b)	Income Taxes All income tax installments paid by the Vendors and the right to receive any refund of income taxes paid by the Vendors;

(c)	Inter-company Debt All indebtedness to any of the Vendors of any person who does not deal at arm’s length with the Vendors;

(d)	“Redmond” Name Subject to the transitional use identified in Section 9.5(b)(i), the right to use the name “Redmond”, or any variation thereof, as part of the name or style under as part of the name or style under which the Purchased Business or any part thereof is carried on by the Purchaser;

(e)	Factory Direct Any ownership interest of the Vendors in the Factory Direct Entities and the rights of the Company under the agreements with respect to the Factory Direct Entities set out in Schedule 2.2(e);

(f)	Licences and Permits All licences, permits, approvals, consents, registrations, certificates and other authorizations issued to or held by any of the Vendors;

(g)	Records The minute books and corporate and partnership records of any of the Vendors;

(h)	This Agreement The rights created under this Agreement;

(i)	Excluded Assets The assets listed in Schedule 2.2(i);

(j)	Rights under Sonigem Agreement The rights of any of the Vendors under the asset purchase agreement among Sonigem Products Inc., Ruben Klein Holdings Ltd. and Jutan Limited Partnership dated August 31, 2005, as amended by an amending agreement dated September 27, 2005 (collectively, the “Sonigem Agreement”); and

(k)	Jutan Hong Kong Limited All of the shares in the capital of Jutan Hong Kong Limited owned by RGC.

3.	PURCHASE PRICE

3.1	Amount of Purchase Price.

The purchase price payable by the Purchaser to the Vendors for the Purchased Assets (the “Purchase Price”) shall be equal to the aggregate of:

(a)	the amount of the Assumed Liabilities; and

(b)	the sum of:

(i)	Thirty-One Million Dollars ($31,000,000);

(ii)	the amount of the Bank Debt;

(iii)	Three Million Five Hundred Thousand Dollars ($3,500,000), as adjusted pursuant to Section 3.6(a) and 3.6(b) below; and

(iv)	the Hold Back Payment, if any.

3.2	Deposit; Failure to Close.

(a)	The Purchaser shall pay to the Vendors’ counsel, Lang Michener LLP (“LM”), in trust, contemporaneously with the execution and delivery of this Agreement by both the Vendors and the Purchaser, a deposit (the “Deposit”) in the amount of Two Million Dollars ($2,000,000) by wire transfer of immediately available funds, to be held by the Vendors’ counsel in trust in an interest bearing account. Upon the closing of the purchase and sale transaction contemplated hereby, the Deposit, together with any interest thereon, shall be paid to the Vendors on account of the Purchase Price. The Vendors, the Purchaser and LM will enter into an escrow agreement to give effect to the provisions of this Section 3.2, in the form attached hereto as Exhibit A.

(b)	If the Closing is not completed by reason of the non-fulfillment of one or more of the conditions set forth in Sections 8.1(a) to 8.1(g), inclusive, and Section 8.5, the Deposit, together with the interest earned thereon, shall be paid to the Purchaser. If the conditions set forth in Sections 8.1(a) to 8.1(g), inclusive, have been satisfied or waived by the Purchaser, the condition set forth in Section 8.5 has been satisfied, the condition set forth in Section 8.3(c) has been satisfied and the Purchaser fails to complete such transaction for any reason on the part of the Purchaser (including the non-fulfilment of the condition set forth in Section 8.1(h)), the Deposit, together with the interest earned thereon, shall be paid to the Vendors.

(c)	If the conditions set forth in Sections 8.1(a), 8.1(b), 8.1(c), 8.1(d), 8.1(e), 8.1(g) and 8.1(h) have been satisfied or waived by the Purchaser, the condition set forth in Section 8.5 has been satisfied, the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied or waived by the Vendors and if such transaction is not completed by reason of the non-fulfillment of the conditions set forth in Sections 8.1(f) or 8.3(c) or for any other reason on the part of the Vendors, the Deposit, together with interest earned thereon, shall be paid to the Purchaser and the Vendors shall pay to the Purchaser the amount of Two Million Dollars ($2,000,000) plus an amount equal to the interest earned on the Deposit, to the date of such failure to complete the transaction, as liquidated damages and not as a penalty; provided that in such event, the Purchaser shall have no claim against any of the Vendors over and above the Two Million Dollar ($2,000,000) payment plus an amount equal to the interest earned on the Deposit contemplated by this Section 3.2. The Vendors acknowledge that the precise amount of the Purchaser’s actual damages would be extremely difficult to ascertain and that the foregoing sum represents a reasonable estimate of such actual damages.

3.3	Payment of Purchase Price.

At the Time of Closing, in satisfaction of the Purchase Price, the Purchaser shall, in accordance with Section 3.8:

(a)	assume the Assumed Liabilities;

(b)	pay the sum of Thirty-One Million Dollars ($31,000,000), less the amount of the Deposit and any interest thereon, by wire transfer to the Vendors or as the Vendors may direct in writing;

(c)	pay the Bank Debt by wire transfer to HSBC Bank Canada in satisfaction thereof;

(d)	deliver to the Vendors an unconditional letter of credit from a Schedule I Bank in form and content satisfactory to the Vendors acting reasonably (and containing provisions reasonably acceptable to the Vendors permitting drawdowns under the letter of credit should the Purchaser fail to make the payments required pursuant to Section 3.6) in the principal sum of Three Million Five Hundred Thousand Dollars ($3,500,000) with a term of at least Two Hundred and Seventy (270) days in favour of the Vendors to secure the Purchaser’s obligation pursuant to Section 3.6 hereof; and

(e)	deliver to the Vendors an unconditional letter of credit from a Schedule I Bank in form and content satisfactory to the Vendors acting reasonably (and containing provisions reasonably acceptable to the Vendors permitting drawdowns under the letter of credit should the Purchaser fail to make the payments required pursuant to Section 3.7) the principal sum of Five Hundred Thousand Dollars ($500,000) with a term of at least Fourteen (14) months in favour of the Vendors to secure the Purchaser’s obligation pursuant to Section 3.7 hereof.

3.4	Preparation of Statement of Net Tangible Assets.

As soon as practicable and in any event within One Hundred and Eighty (180) days after the Closing Date, the Purchaser and Vendors shall jointly prepare a Statement of Net Tangible Assets. Net Tangible Assets will not be affected by any asset write down of the Purchaser, including, without limitation, any asset write down on leasehold improvements, computer assets, prepaids or a credit due to the Company from Active Media Services (Canada) Inc. For greater certainty, in preparing the Statement of Net Tangible Assets, leasehold improvements, computer assets, prepaids and a credit due to the Company from Active Media Services (Canada) Inc., will be valued at the amounts set out in the books and records of the Vendors. Each of the Vendors and the Purchaser shall pay their respective costs in preparing the Statement of Net Tangible Assets and shall each be entitled to have a representative present at all inventory counts. For purposes of the Statement of Net Tangible Assets, inventory will be valued at the lower of cost and market value determined in accordance with GAAP applied in a manner consistent with past practices of the Purchased Business less such reserves as the Vendors deem appropriate and receivables shall be valued at the face values thereof less such reserve as the Vendors deem appropriate. Attached as Schedule 3.4 is a draft Statement of Net Tangible Assets setting out the Net Tangible Assets as at February 28, 2007. For greater certainty, the parties acknowledge and agree that Schedule 3.4 is an example which illustrates the principles to be used in the determination of Net Tangible Assets as at the Time of Closing and does not constitute the Statement of Net Tangible Assets to be prepared in accordance with this Section 3.4.

3.5	Dispute Settlement.

The Statement of Net Tangible Assets shall become final and binding upon the parties unless within One Hundred and Eighty (180) days following the Closing Date, the parties have been unable to agree on a Statement of Net Tangible Assets, in which case the Vendors and Purchaser shall identify any disputed items and, no later than One Hundred and Ninety (190) days following the Closing Date, submit such disputed items to KPMG LLP (“KPMG”). KPMG shall, as promptly as practicable, but in any event within Thirty (30) days following its appointment, based solely on the review of the working papers, financial books and records of the Vendors and other supporting documentation for the Statement of Net Tangible Assets, resolve the disputed items in writing, and only those items, and provide the resulting calculations, if any, of the Net Tangible Assets, such review and recalculation, if any, to be conducted in accordance with GAAP applied in a manner consistent with the past practices of the Purchased Business. The resolution of the dispute by KPMG shall be final, binding and conclusive on the parties hereto, absent manifest mathematical error, and such report shall not be subject to any right of appeal or judicial review by any party. The fees and expenses of KPMG shall be shared equally between the Vendors and the Purchaser. The submissions of each party shall be disclosed to the other party and each other party shall be afforded a reasonable opportunity to respond thereto. The decision of KPMG as to the Statement of Net Tangible Assets shall be final and binding upon the parties not subject to appeal.

3.6	Adjustments to Purchase Price.

One Hundred and Eighty (180) days after the Closing Date or the first business day thereafter, the Purchaser shall pay the sum of Three Million Five Hundred Thousand Dollars ($3,500,000), as adjusted pursuant to this Section 3.6, by wire transfer to the Vendors or as the Vendors may in writing direct.

(a)	Net Tangible Asset Adjustment. The amount payable by the Purchaser to the Vendors pursuant to this Section 3.6 will be adjusted dollar for dollar either:

(i)	upwards in the event that Net Tangible Assets, as calculated by the Statement of Net Tangible Assets as finally determined, exceed the sum of Twenty Million Five Hundred Thousand Dollars ($20,500,000) plus the Bank Debt; or

(ii)	downwards in the event that Net Tangible Assets, as calculated by the Statement of Net Tangible Assets as finally determined, are less than the sum of Twenty Million Five Hundred Thousand Dollars ($20,500,000) plus the Bank Debt.

(b)	Inventory and Accounts Receivable Adjustment. The amount payable by the Purchaser to the Vendors pursuant to this Section 3.6 will be adjusted dollar for dollar either:

(i)	upwards in the event that the value of inventory and accounts receivable that was included in the calculation of Net Tangible Assets is less than the amount realized by the Purchaser, after giving effect to rebates, returns and credits given in the ordinary course of business consistent with past practice, in the 180 days after the Closing Date from the sale of such inventory (excluding any profit component with respect to such inventory) and the collection of such accounts receivable; or

(ii)	downwards in the event that the value of inventory and accounts receivable that was included in the calculation of Net Tangible Assets exceeds the amount realized by the Purchaser, after giving effect to rebates, returns and credits given in the ordinary course of business consistent with past practice, in the 180 days after the Closing Date from the sale of such inventory (excluding any profit component with respect to such inventory) and the collection of such accounts receivable.

The Purchaser shall use all reasonable commercial efforts to collect such accounts receivable and dispose of such inventory that was included in the calculation of Net Tangible Assets during the 180 day period following the Closing Date. Representatives of the Vendors and the Purchaser shall meet monthly throughout such 180 day period to monitor the progress of the collection of such accounts receivable and the disposition of such inventory. The Purchaser shall not sell any such inventory at a price below the cost thereof established in the inventory count (the “Cost”) without the prior consent of such representatives. Notwithstanding the foregoing, during such 180 day period, in lieu of the actual amount realized by the Purchaser for the purpose of the calculations in this Section 3.6(b), the amount realized by the Purchaser shall be deemed to be:

(iii)	100% of the Cost, for inventory sold for greater than 105% of the Cost;

(iv)	95% of the Cost, for inventory sold for 100% or more up to and including 105% of the Cost; and

(v)	90% of Cost, for inventory sold at less than the Cost.

(c)

In the event that the amount payable by the Purchaser to the Vendors pursuant to this Section 3.6 is adjusted downwards by more than Three Million Five Hundred Thousand Dollars ($3,500,000), then: (i) the Purchaser shall not be required to make any payment to the Vendors pursuant to this Section 3.6; and (ii) the Vendors shall, One Hundred and Eighty (180) days after the Closing

Date or the first business day thereafter, pay to the Purchaser or as the Purchaser may direct in writing, by wire transfer, certified cheque or bank draft, the amount by which the downwards adjustment calculated in accordance with this Section 3.6 exceeds Three Million Five Hundred Thousand Dollars ($3,500,000).

(d)	Unsold Inventory and Uncollected Accounts Receivable. At the conclusion of One Hundred and Eighty (180) days after the Closing Date, the Purchaser shall transfer title to and ownership of such inventory and accounts receivable to the Vendors, unless and until the Vendors notify the Purchaser in writing that the Vendors no longer want the Purchaser to do so, and shall continue to use all reasonable commercial efforts to sell such inventory and collect such accounts receivable for the benefit of the Vendors and remit amounts collected on a monthly basis to the Vendors less a fee of Ten Percent (10%) of the selling price of the inventory or of the face value of the account receivable. The Purchaser shall not sell any such inventory at a price below that established in the inventory count without the prior consent of a representative of the Vendor.

(e)	No Adjustment. For greater certainty and notwithstanding anything to the contrary contained in this Agreement, once the Net Tangible Assets have been finally determined they will not be adjusted for any claims made by the former customers of the Vendors, in relation to the Purchased Business, for refunds, rebates, credits, adjustments or any other matters in respect of sales by the Vendors, all of which thereafter will be the responsibility of the Purchaser.

3.7	Hold Back Payment.

(a)	On the expiry of Thirteen (13) consecutive months after the Closing Date, the Purchaser shall pay the sum of Five Hundred Thousand Dollars ($500,000) (the “Hold Back Payment”) by wire transfer as the Vendors may in writing direct, provided that: (i) total sales of the Purchased Business for the twelve (12) consecutive month period following the Closing Date is more than Two Hundred and Seventy Million Dollars ($270,000,000); (ii) Gross Margin is greater than Nine Percent (9%); and (iii) B Goods returned under the Purchased Business does not exceed Six Percent (6%) of the sales of the invoiced A Goods, determined in accordance with GAAP, applied in a manner consistent with the past practices of the Purchased Business.

(b)	It is possible that after the Closing Date, the Purchaser or one or more of its Affiliates will make additional acquisitions of other businesses or other entities. In addition, the Purchaser may be amalgamated or wound up with or into one or more Affiliates of the Purchaser. In any such event, the Purchased Business, to the greatest extent possible, shall be reported on and accounted for by the Purchaser on a brand-by brand basis during the Thirteen (13) consecutive months after the Closing Date to facilitate the determination of whether or not the Hold Back Payment has been earned; provided that all calculations required by Section 3.7(a) shall solely refer to and relate to the Purchased Business and not to any other business acquired by or carried on by the Purchaser or their Affiliates.

3.8	Allocation of Purchase Price.

The Vendors and the Purchaser agree to allocate the Purchase Price among the Purchased Assets and among each of the Vendors on the basis of the determinations set forth in Schedule 3.8 and to report the sale and purchase of the Purchased Assets for all federal, provincial and local tax purposes in a manner consistent with such allocation. For greater certainty, the parties acknowledge and agree that Schedule 3.8 is an example which illustrates the principles to be used in the allocation of the Purchase Price among the Purchased Assets and does not set forth the actual allocation of the Purchase Price among the Purchased Assets as at the Time of Closing.

3.9	Renewal of Letters of Credit.

In the event that the matters in either Sections 3.6 and 3.7 have not been finally determined upon the expiration of the term of the respective letters of credit covering such obligations referred to in Sections 3.3(d) and 3.3(e), the Purchaser shall have the option of either renewing such letter of credit or placing an amount equivalent to the sum of such letter of credit into escrow with the solicitors of the Vendors until such matters are finally determined. Upon payment by the Purchaser of all amounts owing under Sections 3.6 and 3.7, any outstanding letters of credit if undrawn shall be returned to the Purchaser.

3.10	Transfer Taxes.

The Purchaser shall be liable for and shall pay all federal and provincial sales taxes (including any retail sales taxes and land transfer taxes) and all other taxes, duties, fees or other like charges of any jurisdiction (except income taxes) properly payable in connection with the transfer of the Purchased Assets by the Vendor to the Purchaser.

3.11	GST/QST Election.

The Purchaser and the Vendors shall, on the Closing Date, elect jointly under subsection 167(1) of the ETA and section 75 of An Act Respecting the Quebec Sales Tax, if applicable, in the forms prescribed for the purposes of those provisions, in respect of the sale and transfer of the Purchased Assets hereunder, and the Purchaser shall file such elections with the Canada Revenue Agency (and with the Ministère du Revenu de Quebec (“MRQ”) for the purposes of the QST election, if applicable) in accordance with applicable legislation, and provide the Vendors within Twenty (20) days following the filing of such elections with a photocopy of a written acknowledgment by the Canada Revenue Agency (and by the MRQ, if applicable) of the receipt of such elections.

3.12	Income Tax Election.

The Purchaser and the Vendors agree to elect jointly, in the prescribed form under each of section 22 and 20(24) of the Income Tax Act (Canada) to the sale of the accounts receivable and other assets referred to in Section 2.1(e) and described in each of section 22 and section 20(24) of the Income Tax Act (Canada) and to designate in such elections an amount equal to the amount allocated for such assets as set out in Schedule 3.8.

4.	ASSUMPTION OF LIABILITIES

4.1	Assumption of Certain Liabilities by the Purchaser.

Subject to the provisions of this Agreement, the Purchaser agrees to assume, pay, satisfy, discharge, perform and fulfil, from and after the Time of Closing, all of the obligations and liabilities of the Vendors relating to the Purchased Business existing at the Time of Closing (the “Assumed Liabilities”), including but not limited to the liabilities under:

(a)	the Contracts;

(b)	warranties, guarantees or continuing obligations to any purchaser of any product sold or service provided by the Vendors and delivered or provided prior to the Closing Date;

(c)	liabilities incurred in the ordinary course of the Purchased Business after the Financial Statement Date, to the extent the incurrence of such liability was not otherwise a breach of this Agreement and was not pursuant to a Contract, licence, permit, approval, consent, registration, certificate or authorization that is required to be disclosed under this Agreement or any Schedule hereto or any certificate required to be delivered pursuant to this Agreement;

(d)	liabilities which are included in calculating the liabilities on the Statement of Net Tangible Assets including all trade payables at the Closing Date; and

(e)	indebtedness of the Vendors for borrowed money, to the extent such indebtedness is included in the calculation of the liabilities on the Statement of Net Tangible Assets,

save and except for the Excluded Liabilities.

4.2	Excluded Liabilities.

There shall be excluded from the Assumed Liabilities all liabilities of the Vendors not expressly assumed by the Purchaser under Section 4.1, together with any of the following liabilities, whether or not they are referred to in Section 4.1:

(a)	any liabilities caused by any breach of any representation or warranty made by the Vendors in this Agreement, document contemplated thereby, certificate or instrument executed and delivered pursuant to this Agreement;

(b)	liabilities under any agreement or in respect of any of the Excluded Assets;

(c)	liabilities in respect of the business of the Factory Direct Entities which is being retained by the Vendors;

(d)	indebtedness of the Vendors to any person with whom the Vendors do not deal at arm’s length;

(e)	liabilities of the Vendors to any governmental body, including, but not limited to, liabilities for the following: income Taxes under the Income Tax Act (Canada) and similar statutes imposing a Tax on income; employee payroll Tax, commodity Tax (including GST and QST) and non-resident withholding Tax;

(f)	failure by the Vendors to be registered for, charge, collect or self-assess or otherwise account for any Taxes for any periods ending on or prior to the Closing Date;

(g)	liabilities of the Vendors under Environmental Laws;

(h)	any liabilities caused by any breach or failure by the Vendors to perform any covenant or agreement on the part of the Vendors under this Agreement or any agreement contemplated hereunder;

(i)	liabilities relating to encumbrances against the Purchased Assets, other than Permitted Encumbrances;

(j)	liabilities relating to the litigation or other proceedings described in Schedule 5.17;

(k)	liabilities and obligations of the Company under the agreements with the Factory Direct Entities set out in Schedule 2.2(e); and

(l)	liabilities and obligations of any of the Vendors under the Sonigem Agreement,

(collectively, the “Excluded Liabilities”), all of which shall remain obligations of the Vendors.

4.3	Vendors’ Obligations.

The Purchaser shall not assume, and the Vendors covenant that they shall be solely responsible for and shall satisfy and discharge, the Excluded Liabilities. The Purchaser may satisfy any such obligations not assumed by it where it is required to do so by law or by order of any court or regulatory authority having jurisdiction over it or where it determines in good faith to do so for valid business reasons and, in any such case, the Vendors shall, jointly and severally, reimburse the Purchaser forthwith following demand for all expenses incurred by the Purchaser in connection therewith.

5.	REPRESENTATIONS AND WARRANTIES OF THE VENDORS

The Vendors hereby, jointly and severally, represent and warrant to the Purchaser as follows and acknowledge that the Purchaser is relying on such representations and warranties in connection with their purchase of the Purchased Assets:

5.1	Organization and Status.

(a)	the Company is a limited partnership duly constituted under the laws of Ontario and is a valid and subsisting limited partnership under such laws. the Company is duly registered, licenced or qualified to carry on business as an extra-provincial or foreign entity in each of the jurisdictions set out in Schedule 5.1, being the only jurisdictions in which the nature of the Purchased Business makes such registration, licencing or qualification necessary.

(b)	RGC is a corporation existing in good standing under the laws of Ontario. RGC is duly registered, licensed or qualified to carry on business as an extra-provincial or foreign corporation in each of the jurisdictions set out in Schedule 5.1, being the only jurisdictions in which the nature of the Purchased Business makes registration, licensing or qualification necessary.

(c)	RGC and SW are the only general partners of the Company.

(d)	AVS is a limited partnership duly constituted under the laws of Ontario and is a valid and subsisting limited partnership under such laws. AVS is duly registered, licenced or qualified to carry on business as an extra-provincial or foreign entity in each of the jurisdictions set out in Schedule 5.1, being the only jurisdictions in which the nature of the Purchased Business makes such registration, licencing or qualification necessary.

(e)	2064862 is a corporation existing in good standing under the laws of Ontario. 2064862 is duly registered, licensed or qualified to carry on business as an extra-provincial or foreign corporation in each of the jurisdictions set out in Schedule 5.1, being the only jurisdictions in which the nature of the Purchased Business makes registration, licensing or qualification necessary.

(f)	2064862 is the sole general partner of AVS.

5.2	Power and Authorization.

(a)

RGC has the power and capacity to enter into this Agreement and to perform its obligations hereunder. Subject to Section 8.3(c), at the Time of Closing, this Agreement will have been duly authorized by RGC. Subject to Section 8.3(c), each of the agreements, contracts and instruments required by this Agreement to be delivered by RGC at the Time of Closing will be duly authorized by RGC. Subject to Section 8.3(c), at the Time of Closing, this Agreement will be duly executed and delivered by RGC and is a legal, valid and binding obligation of RGC, enforceable against RGC by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Subject to Section 8.3(c), at the Time of Closing, each of the agreements, contracts and instruments required by this Agreement to be delivered by RGC will be duly executed and delivered by RGC and will be valid and binding obligations of RGC, enforceable in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b)	The Company has the power and capacity to enter into this Agreement and to perform its obligations hereunder. Subject to Section 8.3(c), at the Time of Closing, this Agreement will have been duly authorized by the Company. Subject to Section 8.3(c), each of the agreements, contracts and instruments required by this Agreement to be delivered by the Company at the Time of Closing will be duly authorized by the Company. Subject to Section 8.3(c), at the Time of Closing, this Agreement will be duly executed and delivered on behalf of the Company by SW and RGC, its general partners, and is a legal, valid and binding obligation of the Company, enforceable against the Company by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Subject to Section 8.3(c), at the Time of Closing, each of the agreements, contracts and instruments required by this Agreement to be delivered by the Company will be duly executed and delivered on behalf of SW and RGC, its general partners, and will be valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	2064862 has the power and capacity to enter into this Agreement and to perform its obligations hereunder. Subject to Section 8.3(c), at the Time of Closing, this Agreement will have been duly authorized by 2064862. Subject to Section 8.3(c), each of the agreements, contracts and instruments required by this Agreement to be delivered by 2064862 at the Time of Closing was duly authorized by 2064862. Subject to Section 8.3(c), at the Time of Closing, this Agreement will have been duly executed and delivered by 2064862 and is a legal, valid and binding obligation of 2064862, enforceable against 2064862 by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Subject to Section 8.3(c), at the Time of Closing, each of the agreements, contracts and instruments required by this Agreement to be delivered by 2064862 will be duly executed and delivered by 2064862 and will be valid and binding obligations of 2064862, enforceable in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(d)	AVS has the power and capacity to enter into this Agreement and to perform its obligations hereunder. Subject to Section 8.3(c), at the Time of Closing, this Agreement will have been duly authorized by AVS. Subject to Section 8.3(c), each of the agreements, contracts and instruments required by this Agreement to be delivered by AVS at the Time of Closing will be duly authorized by AVS. Subject to Section 8.3(c), at the Time of Closing, this Agreement will be duly executed and delivered on behalf of AVS by 2064862, its general partner, and is a legal, valid and binding obligation of AVS, enforceable against AVS by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Subject to Section 8.3(c), at the Time of Closing, each of the agreements, contracts and instruments required by this Agreement to be delivered by AVS will be duly executed and delivered on behalf of 2064862, its general partner, and will be valid and binding obligations of AVS, enforceable in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(e)	Each of the Vendors has the power to own or lease its property and to carry on the business now being conducted by it.

5.3	No Other Agreements to Purchase.

No person other than the Purchaser have any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Vendors of any of the Purchased Assets, other than the sale of inventory by the Vendors in the ordinary course of business.

5.4	No Violation.

Except as set forth in Schedules 5.13A and 5.13B, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby:

(a)	will violate or conflict with any applicable law, statute, ordinance, regulation or rule, or any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Vendors;

(b)	will require any authorization, consent, approval, exemption or other action by, or notice to, any governmental agency, authority, regulatory body or court;

(c)	subject to obtaining the consents referred to in Schedules 5.13A and 5.13B, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any Material Contract to which any of the Vendors is a party or by which any of them or any of their assets or properties may be bound or affected;

(d)	will result in the termination of, any additional payment under, or the change in any terms of, or accelerate the performance of any obligation required by (or give rise to a right of any party thereto, exercisable on notice or otherwise, to terminate, to require that any additional payment be made under, to change any terms of, or to accelerate the performance of any obligation under) any Material Contract to which any of the Vendors is a party or by which any of them or any of their assets or properties may be bound or affected;

(e)	will result in the creation of any Encumbrance upon any of the property or assets of the Vendors; or

(f)	will violate or conflict with any Licence held by the Vendors which is necessary to the ownership of the Purchased Assets or the operation of the Purchased Business, except where such violation or conflict will not have a Material Adverse Effect.

5.5	Business of the Vendors.

The Purchased Business is the only business operation carried on by Vendors. With the exception of inventory in transit and property under repair, all the tangible assets of the Vendors are situate at the locations set out in Schedule 5.5.

5.6	Title to Personal Property.

All of the Purchased Assets used by the Vendors in the conduct of the Purchased Business are owned by the Vendors, as the case may be, as the absolute and beneficial owner thereof with a good and valid title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. The Vendors have, and at the Time of Closing will have, the exclusive right to possess, use, occupy and dispose of all of its property and assets, subject only to the rights of the other parties to the Contracts listed in any Schedule to this Agreement and to disposal of inventory in the ordinary course of business.

5.7	Owned Real Property.

None of the Vendors owns or has any agreement to acquire any real property or any interest (other than a leasehold interest) in real property.

5.8	Real Property Leases.

None of the Vendors is a party to any lease or agreement in the nature of a lease in respect of any real property, whether as lessor or lessee, other than the leases described in Schedule 5.8 (the “Leases of Real Property”). Schedule 5.8 sets out the parties to each of the Leases of Real Property, their dates of execution and expiry dates, the term, any options to renew, the locations of the leased lands and premises, the rent and other amounts payable thereunder and whether the consent of any third party is required in connection with the transaction contemplated hereby. The Vendors have provided a true and complete copy of each of the Leases of Real Property and all amendments thereto to the Purchaser. Each of the Leases of Real Property is in good standing and in full force and effect, free and clear of any Encumbrances, and none of the Vendors nor any other party thereto is in material default of any covenants, conditions or obligations contained therein or has received or given notice alleging such material default. There are not at the present time any disputes between the Vendors and any other party relating to provisions of any Lease of Real Property, the state of repair of the premises demised thereunder, the payment of rent, the calculation or payment of operating costs or realty taxes or payments or anything else.

5.9	Intellectual Property.

Schedule 5.9 sets forth a complete list and a brief description of all material Intellectual Property (i) used or owned by the Vendors and (ii) used by any of the Vendors pursuant to a licence granted by a third party. To the knowledge of the Vendors, the operation of the Purchased Business does not violate or infringe any Intellectual Property of any other person in any respect.

5.10	Agreements and Commitments.

Except as disclosed on Schedule 5.10, none of the Vendors is a party to or bound by any contract which is material to the Purchased Business. Each of the Vendors has performed all material obligations required to be performed by it and is entitled to all material benefits under, and is not in material default or alleged to be in material default in respect of, any Contract or Material Contract to which it is a party or by which it is bound; all such Contracts and Material Contracts are in good standing and in full force and effect, and no event, condition or occurrence exists which, after notice or lapse of time or both, would constitute a material default under any of the foregoing. The Vendors have provided to the Purchaser a true and complete copy of each Material Contract listed or described on all of the Schedules to this Agreement and all amendments thereto.

5.11	Compliance With Laws.

The Vendors are conducting the Purchased Business in compliance, in all material respects, with all applicable laws, regulations, by-laws, ordinances, regulations, rules, judgments, decrees and orders of each jurisdiction in which the Purchased Business is carried on.

5.12	Licences.

Schedule 5.12 sets out a complete and accurate list of all material licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the “Licences”) held by or granted to the Vendors. To the knowledge of the Vendors, there are no other material licences, permits, approvals, consents, certificates, registrations or authorizations necessary to carry on the Purchased Business or to own or lease any of the property or assets utilized by the Purchased Business. Each Licence is valid, subsisting and in good standing and neither of the Vendors is in material default or material breach of any Licence and, to the knowledge of the Vendors, no proceeding is pending or threatened to revoke or limit any Licence. The Vendors have provided a true and complete copy of each Licence and all amendments thereto to the Purchaser.

5.13	Consents and Approvals.

Except for the consents and approvals set out in Schedule 5.13A and 5.13B, no authorization, consent or approval of, or filing with or notice to:

(a)	any governmental agency, regulatory body or court; or

(b)	any party to a Material Contract,

is required in connection with the execution, delivery and performance of this Agreement by the Vendors or the sale, transfer and assignment of any of the Purchased Assets hereunder.

5.14	Financial Statements.

The Draft Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with prior periods and, except as set forth in the letter from the Vendors’ auditors stating certain qualifications with respect thereto, present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Vendors as at the date of the Draft Financial Statements and the sales, earnings and results of operations of the Vendors for the period covered by the Draft Financial Statements. The Financial Statements to be delivered to the Purchaser on or prior to the Closing Date and annexed hereto as Schedule 1.1(y), will have been prepared in accordance with GAAP applied on a basis consistent with prior periods and will present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Vendors as at the date of the Financial Statements and the sales, earnings and results of operations of the Vendors for the period covered by the Financial Statements. From and after the delivery of the Financial Statements, all of the references in Sections 5.16 and 5.20 to the Draft Financial Statements shall be deemed to be references to the Financial Statements.

5.15	Books and Records.

The books and records of the Vendors have been maintained in accordance with good bookkeeping practice and fairly and correctly set out and disclose in accordance with GAAP, in all material respects, the financial position of the Vendors as at the date hereof and all financial transactions of the Vendors have been accurately recorded in such books and records in all material respects.

5.16	Absence of Changes.

Except as set out in Schedule 5.16, since the Financial Statement Date, the Vendors have carried on the Purchased Business and conducted their operations and affairs only in the ordinary course of business and none of the Vendors have:

(a)	entered into any unusual contractual purchase commitment, or other transaction, or engaged in any conduct inconsistent with past business practices which could have a Material Adverse Effect;

(b)	transferred, assigned, sold or otherwise disposed of any of the material assets shown or reflected in the Draft Financial Statements or cancelled or amended the terms of any debts or entitlements shown or reflected therein, nor will any of the Vendors have transferred, assigned, sold or otherwise disposed of any of the material assets shown or reflected in the Financial Statements or cancelled or amended the terms of any debts or entitlements shown or reflected therein;

(c)	discharged or satisfied any Encumbrance or paid any material obligation or liability (fixed or contingent) other than in the ordinary and usual course of business;

(d)	suffered an operating loss or any extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business where such loss, rights, commitment or transaction is or would be material;

(e)	hired or dismissed any senior Employees or granted any bonuses, or made any general salary increases in respect of Employees or consultants, or changed the terms of employment for any Employee or modified any Employee Plans, except in the ordinary course of business and consistent with past practice;

(f)	mortgaged, pledged, or otherwise encumbered any of its assets or property, whether tangible or intangible;

(g)	directly or indirectly, declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, issued or sold any of its shares or purchased or otherwise acquired any of its shares;

(h)	suffered any material change in the relations with or loss of its customers, suppliers or providers, or any loss of business or change in the terms offered to customers, which would materially and adversely affect the Business, operations or financial condition;

(i)	made any individual capital expenditure (including any capital leases) in excess of $50,000;

(j)	changed, in any material respect, the terms of its relationship with any bank, lender or creditor;

(k)	changed its accounting methods, practices or principles;

(l)	terminated or waived any rights of material value;

(m)	been notified of an impending Tax audit, nor have they received any proposed or actual assessment from any Tax authority with respect to the Purchased Assets;

(n)	authorized, agreed or otherwise become committed to do any of the foregoing.

5.17	Litigation and Other Proceedings.

Except as described in Schedule 5.17, there is no suit, action, injunction, investigation, court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute resolution procedure, investigation or inquiry by any governmental, administrative, regulatory or similar body, or any similar matter or proceeding in progress or, to the knowledge of the Vendors, pending against or involving any of the Vendors, and, to knowledge of the Vendors, there are no reasonable grounds on which any such proceeding might be commenced against any of the Vendors.

5.18	Residency.

Each of the Vendors is a resident of Canada for the purposes of the Income Tax Act (Canada).

5.19	GST/QST Registration

(a)	the Company is a registrant for the purposes of the ETA whose registration number is 85590 6830 RT 0001;

(b)	AVS is a registrant for the purposes of the ETA whose registration number is 84398 0749 RT 0001.

(c)	AVS is a registrant for the purposes of the QST whose registration number is 1209498037 TQ0001.

5.20	Non-Arm’s Length Transactions.

Except as described in Schedule 5.20, none of the Vendors has, since the Financial Statement Date, made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, partner, shareholder or any other person not dealing at arm’s length with any of the Vendors, except as disclosed in the Draft Financial Statements or the Financial Statements and except for usual employee reimbursements and compensation paid in the ordinary course of business. Except as described in Schedule 5.20 and except for Contracts of employment, none of the Vendors is a party to any Contract with any officer, director, employee, shareholder or any other person not dealing at arm’s length with any of the Vendors. No officer, director, partner or shareholder of the Vendors and no entity which is an Affiliate or Associate of one or more of such individuals:

(a)	owns, directly or indirectly, any interest in (except for shares representing less than five (5) per cent of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person which is, or is engaged in business as, a competitor of the Purchased Business or a lessor, lessee, supplier, distributor, sales agent or customer of the Purchased Business;

(b)	owns, directly or indirectly, in whole or in part, any property that the Vendors use in the operation of the Purchased Business; or

(c)	has any cause of action or other claim whatsoever against, or owes any amount to the Vendors in connection with the Business, except for any liabilities reflected in the Draft Financial Statements or Financial Statements and claims in the ordinary course of business such as for accrued vacation pay and accrued benefits under the Employee Plans.

5.21	Environmental.

(a)	The Vendors and the Purchased Business have been and are in compliance with all applicable Environmental Laws in all material respects;

(b)	The Vendors have all material licences, permits, approvals, consents, certificates, registrations and other authorizations required under Environmental Laws (the “Environmental Permits”) for the operation of the Business, all of which are described in Schedule 5.12;

(c)	Each Environmental Permit is valid, subsisting and in good standing, and to the knowledge of the Vendors, none of the Vendors is in default or breach of any Environmental Permit, and no proceeding is pending or threatened and no grounds exist to revoke or limit any Environmental Permit;

(d)	To the knowledge of the Vendors, none of the Vendors has used or permitted to be used, except in compliance with all Environmental Laws, any of its properties or facilities or any property or facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(e)	To the knowledge of the Vendors, none of the Vendors has received any notice of, or been prosecuted for, non-compliance with any Environmental Laws, and none of the Vendors have settled any allegation of non-compliance prior to prosecution; and

(f)	To the knowledge of the Vendors, there are no notices, orders or directions relating to environmental matters requiring, or notifying the Vendors that it is or may be responsible for, any containment, clean-up, remediation or corrective action or any work, repairs, construction or capital expenditures to be made under Environmental Laws with respect to the Purchased Business or any property of the Vendors.

5.22	Employee Plans.

Schedule 5.22 identifies each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit which is maintained, or otherwise contributed to or required to be contributed to, by the Vendors for the benefit of employees or former employees of the Vendors (the “Employee Plans”), whether oral or written. The Employee Plans are the only benefit plans existing in respect of Employees. True, correct and complete copies of all written Employee Plans have been provided to the Purchaser. The Employee Plans are duly registered where required by, and are in good standing under, all applicable laws including the Income Tax Act (Canada), the Pension Benefits Act (Ontario) and all applicable regulations and policies thereunder. All required employer and employee contributions relating to the Employees under the Employee Plans have been made, the respective fund or funds established under the Employee Plans are funded in accordance with applicable laws and the rules of the Employee Plans and no past service funding liabilities relating to the Employees exist thereunder.

5.23	Collective Agreements.

None of the Vendors has made any Contracts with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and the Vendors are not aware of any current attempts to organize or establish any labour union or employee association with respect to any employees of the Vendors, nor is there any certification of any such union with regard to a bargaining unit.

5.24	Employees.

Prior to the execution of this Agreement, the Vendors shall have delivered to the Purchaser a complete and accurate list of: (i) the names (except that the names of the Quebec employees shall not be included) of all individuals who are full-time, part-time or casual employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of the Vendors as of the date of this Agreement (the “Employees”) specifying the length of hire, title or classification (except that the title and/or classifications of the Quebec employees shall not be included) and rate of salary or hourly pay and commission or bonus entitlements (if any) for each such Employee; and (ii) all Employees including those on lay-off but other than those in receipt of benefits under Workers’ Compensation Legislation, who have been absent continually from work for a period in excess of one month, as well as the reason for their absence. To the knowledge of the Vendors there are no complaints, claims, work orders, investigations or charges outstanding, nor, to the knowledge of the Vendors, are there any orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of the Vendors under or in respect of any Employment Legislation. There are no Employees in respect of whom the Vendors has been advised by the Workplace Safety and Insurance Board that such Employees are in receipt of benefits under the Workplace Safety and Insurance Act (Ontario). The Vendors are in compliance with the Employment Standards Act (Ontario), the Workplace Safety and Insurance Act (Ontario) and other Employment Legislation in all material respects.

5.25	Customers and Suppliers.

Schedule 5.25 sets out the major customers of the Vendors (being those customers of the Vendors accounting for more than 5% of the sales of the Purchased Business for the period of January 1, 2006 to December 31, 2006 and there has been no termination or cancellation of the business relationship of the Company or AVS with any major customer or group of major customers.

5.26	Product Warranties.

Schedule 5.26 is a complete list of all express, written warranties given to purchasers of products supplied or services provided by the Vendors.

5.27	Accuracy.

The representations and warranties made herein do not contain any untrue statements of material fact or omit to state any material fact necessary to make any of the statements contained herein not misleading for the purposes of such representation or warranty was made.

5.28	No Additional Warranties.

The warranties expressed herein shall be in lieu of any other warranties or guarantees, expressed or implied, statutory or otherwise including, without limitation, any implied warranty of fitness for a particular process.

6.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendors as follows and acknowledges and confirms that the Vendors are relying on such representations and warranties in connection with the sale by the Vendors of the Purchased Assets:

6.1	Organization.

The Purchaser is a corporation validly existing in good standing under the laws of Ontario.

6.2	Corporate Power and Authorization.

The Purchaser has the corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by the Purchaser. Each of the agreements, contracts and instruments required by this Agreement to be delivered by the Purchaser at the Time of Closing has been duly authorized by the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Vendors in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. At the Time of Closing, each of the agreements, contracts and instruments required by this Agreement to be delivered by the Purchaser will be duly executed and delivered by the Purchaser and will be legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser by the Vendors in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction..

6.3	Investment Canada.

The Purchaser is a non-Canadian within the meaning of the Investment Canada Act (Canada).

6.4	No Violation.

The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions provided for herein will not result in the violation of, or constitute a default under or conflict with or cause the acceleration of any obligation of the Purchaser under:

(a)	any Contract to which the Purchaser is a party or by which it is bound;

(b)	any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Purchaser;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Purchaser; or

(d)	any applicable, law, statute, ordinance, regulation or rule.

6.5	Consents and Approvals.

Except as described in Section 8.5, there is no requirement for the Purchaser to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

6.6	GST / QST Registration.

Synnex is a registrant for purposes of: (i) the ETA whose registration number is 12139 1254 RC0001; and (ii) an Act Respecting the Quebec Sales Tax whose registration number is 1009976881TQ0001LB.

7.	COVENANTS

7.1	Access to the Purchased Business and Purchased Assets.

In order to assist the Purchaser in their due diligence reviews and data conversion, the Vendors will provide the Purchaser reasonable access to the relevant personnel, properties, documents, contracts, electronic data and information relating to this transaction. In addition, the Vendors will help identify personnel who are considered key employees. The Purchaser will not at any time initiate contact with any employee of the Vendors without the prior written consent of the Vendors. Subject to the terms hereof Section 12.2 hereof, the Vendors will afford the Purchaser’s employees, auditors, legal counsel and other authorized representatives all reasonable opportunity and access during normal business hours to inspect, investigate and audit the Purchased Assets and all other property and assets utilized in the Purchased Business.

7.2	Delivery of Books and Records.

At the Time of Closing there shall be delivered to the Purchaser by the Vendors copies of the books and records described in Section 2.1(j).

7.3	Conduct Prior to Closing.

Without in any way limiting any other obligations of the Vendors hereunder, during the period from the date hereof to the Time of Closing the Vendors covenant and agree as follows:

(a)	Conduct Business in the Ordinary Course Without limiting the generality of any other obligation of the Vendors, the Vendors shall conduct the Purchased Business and the operations and affairs of each of the Vendors only in the ordinary course of business and none of the Vendors shall take any action which would render the representations and warranties set forth herein to be untrue at the Time of Closing; and

(b)	No Unusual Transactions The Vendors shall not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation contained herein.

7.4	Regulatory Consents.

The Vendors shall use their best efforts to obtain, at or prior to the Time of Closing, from all appropriate federal, provincial, municipal or other governmental or regulatory bodies, the licences, permits, consents, approvals, certificates, registrations and authorizations described in Schedule 5.13A. If, notwithstanding such efforts, the Vendors are unable to obtain any of such consents and approvals, the Vendors shall not be liable to the Purchaser for any breach of covenant, provided that nothing contained herein shall affect any condition precedent to the Purchaser’ obligation to complete the transactions contemplated hereby.

7.5	Retail Sales Tax Certificate.

The Vendors shall deliver to the Purchaser certificates issued by the Minister of Revenue of Ontario under subsection 6(1) of the Retail Sales Act (Ontario).

7.6	Competition Act.

In lieu of or in addition to the obligation to file notices and information under the Competition Act (Canada), the Vendors and the Purchaser may, by mutual agreement, apply for an Advance Ruling Certificate pursuant to section 102 of the Competition Act (Canada) that the Director under such Act is satisfied that he would not have sufficient grounds on which to apply for an order in respect of the transactions contemplated by this Agreement. The cost of any such application shall be shared equally between the Vendors and the Purchaser.

7.7	Bulk Sales Act.

The Purchaser hereby waives compliance by the Vendors with the Bulk Sales Act (Ontario) in connection with the sale by the Vendors to the Purchaser of the Purchased Assets, and the Vendors, jointly and severally, hereby covenant and agree, on a joint and several basis, to indemnify and save harmless the Purchaser from and against all losses suffered or incurred by the Purchaser as a result of or arising under the failure of the Vendors or the Purchaser to comply with the requirements of the Bulk Sales Act (Ontario) in respect of the purchase and sale of the Purchased Assets, provided that the obligation to indemnify and save harmless shall not apply in respect of Assumed Liabilities which have not been satisfied by the Purchaser as and when due.

7.8	Employees.

(a)	Two (2) business days prior to the Closing Date, the Vendors shall deliver to the Purchaser a complete and accurate list of the Employees in accordance with the provisions of Section 5.24, including, without limitation, the names, titles and classifications of all Employees. The Vendors hereby represent and warrant that all of the representations and warranties contained in Section 5.24 shall be true and accurate with respect to the list delivered pursuant to this Section 7.8(a).

(b)	The Purchaser agrees that it shall offer employment to all Employees, effective as at the Time of Closing, on substantially the same terms and conditions of employment as are then applicable to the Employees, including providing a benefits plan substantially similar to the Employee Plans without a waiting period, and will thereafter indemnify and hold harmless the Vendors from and against all Losses suffered or incurred by the Vendors as a result of or arising directly or indirectly out of, in connection with or pursuant to any claims and Losses by any such transferred Employees arising after the Time of Closing (the “Transferred Employees”), save and except for any claims or Losses relating to the period prior to the Time of Closing other than claims or Losses suffered or incurred by the Vendors as a result of, or arising in connection with, or pursuant to, any claims by any of such Employees under the Employment Standards Act (Ontario) or any other provincial equivalent thereto or the common or civil law relating to the dismissal or constructive dismissal by the Vendors of any such Employees upon completion of the transactions contemplated hereby. Notwithstanding the foregoing, the Purchaser may elect not to offer employment to one or more of the Employees provided that the Purchaser notifies the Vendors in writing no later than 5 days prior to the Closing Date which of the Employees it elects to not offer employment, and the Purchaser shall indemnify and hold harmless the Vendors from and against all Losses suffered or incurred by the Vendors as a result of, or arising in connection with, or pursuant to, any claims by any of such Employees under the Employment Standards Act (Ontario) or any other provincial equivalent thereto or the common or civil law relating to the dismissal or constructive dismissal by the Vendors of any such Employees subsequent to the Purchaser so electing.

(c)	No employee of the Vendors shall be entitled to any rights under this Section 7.8 or under any other provisions of this Agreement.

(d)	The Vendors shall employ all of the Employees until the Time of Closing except for any employees who prior to the Time of Closing: (i) are terminated for cause; (ii) are terminated with the Purchaser’s consent, which consent shall not be unreasonably withheld; (iii) voluntarily resign; or (iv) retire.

(e)	The Vendors shall not hire any additional employees except to fill a position (on substantially the same terms and conditions) vacated as set out in Section 7.8(d), and under no circumstances shall any Vendor, up to the Time of Closing, hire any person who does not deal at arm’s length with any Vendor.

(f)	The Vendors shall not attempt in any way to discourage any of the Employees from accepting any offer of employment to be made by the Purchaser.

(g)

At the Closing Date, the Purchaser will enter into retention agreements with, Michele Quenneville, Richard Singerman and Dean MacMurtry in the form annexed hereto as Exhibit B. Each retention agreement will provide, among other things satisfactory to the Purchaser, a one time payment of a $50,000 to each individual, payable in the thirteenth (13th) month following the Closing Date, provided that such individual has continued his/her respective employment in a manner satisfactory to Purchaser, acting reasonably, during the 12 consecutive months following the Closing Date.

(h)	The Purchaser shall offer to retain, for nominal consideration, the services of Andy Redmond, to assist in orderly transition of vendor and customer relationships following the Closing Date according to the terms of a consulting agreement to be mutually agreed between the Purchaser and Mr. Redmond, substantially in the form annexed hereto as Exhibit C.

(i)	For 180 days after the Closing Date, the Purchaser agrees to retain the services of Janet Ticknor and Ligia DeFreitas to assist in the accounts receivable collection, provided that such employees accept the Purchaser’s offer of employment and do not resign during such period.

7.9	Delivery of Vendors’ Closing Documentation.

At the Time of Closing, the Vendors shall deliver or cause to be delivered to the Purchaser the following documents:

(a)	all necessary deeds, conveyances, bills of sale, assurances, transfers and assignments (including, without limitation, a general conveyance and an assignment of trademarks in registrable form) and any other documentation necessary or reasonably required to transfer the Purchased Assets to the Purchaser with a good and marketable title, free and clear of all Encumbrances except for Permitted Encumbrances.

(b)	a certificate of status relating to RGC;

(c)	a certificate of a senior officer of RGC, dated as of the Closing Date, in form and content acceptable to the Purchaser, acting reasonably, attaching copies of the constating documents and by-laws of RGC and of the directors and shareholders resolutions of RGC authorizing the transactions contemplated by this Agreement and the execution, delivery and performance by RGC of any documents to be provided by RGC pursuant to the provisions hereof;

(d)	a limited partnership report relating to the Company;

(e)	a certificate of a senior officer of the Company in a form acceptable to the Purchaser, attaching copies of the declaration under the Limited Partnerships Act (Ontario) and the limited partnership agreement with respect to the Company, and of the directors and shareholders resolutions of RGC, in its capacity as general partner of the Company, authorizing the transactions, contemplated by this Agreement and the execution, delivery and performance by the Company of any documents to be provided by the Company pursuant to the provisions hereof;

(f)	a certificate of status relating to 2064862;

(g)	a certificate of a senior officer of 2064862, dated as of the Closing Date, in form and content acceptable to the Purchaser acting reasonably, attaching copies of the constating documents and by-laws of 2064862 and of the directors and shareholders resolutions of 2064862 authorizing the transactions contemplated by this Agreement and the execution, delivery and performance by 2064862 of any documents to be provided by 2064862 pursuant to the provisions hereof;

(h)	a limited partnership report relating to AVS;

(i)	a certificate of a senior officer of AVS in form and content acceptable to the Purchasers acting reasonably, attaching copies of the declaration under the Limited Partnership Act (Ontario) and the limited partnership agreement with respect to AVS and of the resolutions of 2064862, in its capacity as general partner of AVS, authorizing the transactions, contemplated by this Agreement and the execution, delivery and performance by the Company of any documents to be provided by AVS pursuant to the provisions hereof;

(j)	the legal opinions referred to in section 8.1(e);

(k)	the guarantee referred to in Section 8.1(f);

(l)	all such assurances, consents, agreements, documents and instruments as are referred to or contemplated in Sections 8.1(a) to Error! Reference source not found. hereof; and

(m)	such other documents relevant to the closing of the transaction contemplated hereby as the Purchaser, acting reasonably, may request.

7.10	Delivery of Purchaser’s Closing Documentation.

At the Time of Closing, the Purchaser shall deliver or cause to be delivered to the Vendors the following documents:

(a)	a certificate of status of Synnex;

(b)	letters of credit described in Sections 3.3(d) and 3.3(e);

(c)	a certificate of a senior officer of Synnex, dated as of the Closing Date in form and content acceptable to the Vendors acting reasonably, attaching copies of the constating documents and by-laws of Synnex and of the resolutions of Synnex authorizing the execution, delivery and performance by Synnex of this Agreement and any documents to be provided by Synnex pursuant to the provisions hereof;

(d)	all such assurances, consents, agreements, documents and instruments as are referred to or contemplated in Sections 8.3(a) and 8.3(b) hereof; and

(e)	such other documents relevant to the closing of the transaction contemplated hereby as the Vendors, acting reasonably, may request.

7.11	Letters of Credit.

On or before the Time of Closing, the Purchaser shall either, at its option:

(a)	replace all of the Letters of Credit issued by HSBC Bank Canada with letters of credit satisfactory to such third parties; or

(b)	provided that HSBC Bank Canada agrees and co-operates, deliver to HSBC Bank Canada one or more letters of credit or other financial assurances or security, in form and substance acceptable to HSBC Bank Canada and the Vendors, that secure all of the obligations of the Vendors to HSBC Bank Canada related to the Letters of Credit so as to have HSBC Bank Canada discharge all of its security interests in the Purchased Assets notwithstanding that the Letters of Credit remain outstanding at the Time of Closing.

The Purchaser further covenants and agrees to indemnify the Vendors for any costs, losses or damages incurred by any of them after the Closing Date to the extent any of the Letter of Credit are drawn upon after the Time of Closing for any Assumed Liability and HSBC charges the amount of such draw against any of the Vendors rather than the Purchaser or the letters of credit, financial assurances or other security delivered by it pursuant to clause (b) of this Section 7.11.

8.	CONDITIONS OF CLOSING

8.1	Conditions of Closing in Favour of the Purchaser.

The purchase and sale of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Time of Closing:

(a)	Representations, Warranties and Covenants At the Time of Closing:

(i)	the representations and warranties of the Vendors contained in this Agreement shall be true and correct in all material respects, with the same force and effect as if such representations and warranties were made at and as of such time;

(ii)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendors at or before such time shall have been complied with or performed in all material respects; and

(iii)	a certificate of a senior officer of the Company to confirm the matters set out in clauses (i) and (ii) above, such certificate to be in form and content acceptable to the Purchaser acting reasonably (the “Closing Certificate”), shall have been delivered to the Purchaser.

(b)	Vendor Consents Distributors/vendors (excluding TDK Corporation) representing Eighty-Five Percent (85%) or more of the fiscal year 2006 sales volume of the Vendors shall have executed and delivered necessary consents or agreements to assign their respective agreements (specifically listed in Schedule 5.13B as distributor/vendor agreements) in accordance with the transactions contemplated in this Agreement;

(c)	Regulatory Consents There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Vendors to permit the change of ownership of the Purchased Assets contemplated hereby including, without limitation, under the Competition Act (Canada);

(d)	Material Adverse Effect There shall have been no Material Adverse Effect in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of the Purchased Business since the Financial Statement Date;

(e)	Legal Opinion The Vendors shall have delivered to the Purchaser a legal opinion of Lang Michener LLP, counsel to the Vendors and SW, in the form annexed hereto as Exhibit D and an opinion with respect to the guarantee to be provided by Newport Partners Holdings LP in a form agreed to by the Purchaser’s counsel, acting reasonably, with scope similar to the opinion attached as Exhibit D;

(f)	Guarantee Newport Partners Holdings LP and SW shall have delivered to the Purchaser their guarantee, in the form attached as Exhibit E hereto, of the obligations of the Vendors under this Agreement;

(g)	Financial Statements The Vendors shall have delivered to the Purchaser a copy of the Financial Statements; and

(h)	Consents of Lenders The Purchaser, Synnex Corporation and each of their respective Affiliates shall have obtained the consents of their respective lenders to the completion by the Purchaser of all transactions contemplated by this Agreement.

8.2	Non-Performance by the Vendors.

If any of the conditions contained in Section 8.1 shall not be performed or fulfilled at or prior to the Time of Closing, the Purchaser may, by notice to the Vendors, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement, other than the obligations contained in Sections 3.2, 12.4, 12.5 and 12.6, shall be terminated, provided that whether or not the Purchaser so terminates their obligations, the Purchaser may also bring an action pursuant to Article 11 against the Vendors for damages suffered by the Purchaser where the non-performance or non-fulfillment of the relevant condition is as a result of a breach of covenant, representation or warranty by the Vendors. The Vendors shall use all reasonable commercial efforts to perform or fulfill or cause to be performed or fulfilled the conditions contained in Section 8.1 prior to the Time of Closing.

8.3	Conditions of Closing in Favour of the Vendors.

The purchase and sale of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Vendors, to be fulfilled or performed at or prior to the Time of Closing:

(a)	Representations, Warranties and Covenants At the Time of Closing:

(i)	the representations and warranties of the Purchaser contained in this Agreement shall be true and correct, with the same force and effect as if such representations and warranties were made at and as of such time,

(ii)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before such time shall have been complied with or performed, and

(iii)	a certificate of a senior officer of the Purchaser to confirm the matters set out in clause (i) and (ii) above, such confirmation to be in form and content acceptable to the Vendors acting reasonably shall have been delivered to the Purchaser;

(b)	Regulatory Consents There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Purchaser to permit the change of ownership of the Purchased Assets contemplated hereby including, without limitation, under the Competition Act (Canada);

(c)	Board Approval The Board of Directors of each of RGC and SW as general partners of the Company, and the Board of Directors of 2064862 as general partner of AVS, shall have ratified the execution and delivery of this Agreement and the purchase of the Purchased Assets as contemplated hereby.

8.4	Non-Performance by the Purchaser.

If any of the conditions contained in Section 8.3 shall not be performed or fulfilled at or prior to the Time of Closing, the Vendors may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement, other than the obligations contained in Sections 3.2, 12.4, 12.5 and 12.6, shall be terminated, provided that the Vendors may also bring an action pursuant to Article 11 against the Purchaser for damages suffered by the Vendors where the non-performance or non-fulfillment of the relevant condition is as a result of a breach of covenant, representation or warranty by the Purchaser.

8.5	Competition Act Approval.

The purchase and sale of the Purchased Assets is subject to the condition, to be fulfilled at or prior to the Time of Closing, that the Vendors and the Purchaser shall have received an Advance Ruling Certificate pursuant to section 102 of the Competition Act (Canada) that the Commissioner under such Act is satisfied he would not have sufficient grounds on which to apply for an order in respect of the transactions contemplated hereby, or that the applicable waiting periods in respect of notices filed under Part IX of the Competition Act (Canada) (the “Competition Act”) shall have expired and the Vendors and the Purchaser will have received a no action letter from the Commissioner of Competition indicating that grounds do not exist at that time to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act respecting the transaction contemplated hereby. If the foregoing condition precedent shall not have been fulfilled at or prior to the Time of Closing, this Agreement shall be terminated and, except as otherwise provided herein, the parties shall be released from all obligations hereunder.

9.	CLOSING ARRANGEMENTS

9.1	Place of Closing.

The Closing shall take place at the Time of Closing at the offices of Lang Michener LLP, counsel to the Vendors, Suite 2500, 181 Bay Street, Toronto, Ontario, M5J 2T7.

9.2	Transfer.

Upon fulfillment of all the conditions set out in Article 8 which have not been waived in writing by the Purchaser or the Vendors, as the case may be, the transfer of possession of the Purchased Assets shall be deemed to take effect as at the Time of Closing.

9.3	Further Assurances.

Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

9.4	Risk of Loss.

From the date hereof up to the Time of Closing, the Purchased Assets shall be and remain at the risk of the Vendors. If, prior to the Time of Closing, all or any part of the Purchased Assets which are necessary to carry on the Purchased Business as currently conducted are destroyed or damaged by fire or any other casualty or shall be appropriated, expropriated or seized by governmental or other lawful authority, unless the Purchaser terminates its obligations under this Agreement because a Material Adverse Effect has occurred, the Purchaser shall complete the purchase without reduction of the Purchase Price, in which event all proceeds of insurance or compensation for expropriation or seizure shall be paid to the Purchaser at the Time of Closing and all rights and claims of the Vendors to any such amounts not paid by the Closing Date shall be assigned at the Time of Closing to the Purchaser.

9.5	Transition Period.

(a)

If the Purchaser completes the transactions contemplated herein on the Closing Date without a consent or approval required by a third person for the transfer of a right or benefit relating to the Purchased Assets (in this section, “rights”), the Vendors will hold the benefit of such right, until the earlier of the date such consent or approval is obtained or the date on which such right expires or is terminated, in trust for the Purchaser. All rights shall be for the benefit of the Purchaser, and the Vendors shall take or cause to be taken all action that the Purchaser may reasonably require, at the expense of the Purchaser, to provide the Purchaser with the benefit thereof and shall cooperate at the Purchaser’s expense in any reasonable and lawful manner in connection with such rights, it being understood that at such time as such consent or approval is obtained, the said right shall be automatically assigned to the Purchaser. For greater certainty, to the extent that any right is not capable of being transferred without the approval, consent or waiver of a third party, then, except as expressly otherwise provided in this Agreement, this Agreement shall not constitute an agreement to transfer such right unless and until such approval, consent or waiver has been obtained. In addition, the Vendors shall receive and hold in trust for the Purchaser all monies collected by or paid to the Vendors for the account of the Purchaser relating to the Purchased Business following the Time of Closing and promptly pay such monies over to the Purchaser.

(b)	For a period of 90 days following the Closing Date (the “Transition Period”) or for such longer period as the parties may agree in writing, the Purchaser shall:

(i)	be entitled to use the name “Redmond”, or any variation thereof, in connection with the operation of the Purchased Business;

(ii)	be entitled to use:

1)	the payroll remittance accounts of the Purchased Business;

2)	the AS400 computer owned by Jonic International Inc; and

3)	such other equipment of the Vendors which does not form part of the Purchased Assets as reasonably required by the Purchaser to operate the Purchased Business,

and the Purchaser shall be responsible for its reasonable proportionate share of the third party maintenance costs and other expenses related to items 1) and 3) above; and

(iii)	to the extent allowed by law, be entitled to use the Vendors respective account number, including its GST registration and its vendor account numbers to assist in an orderly transition of the Purchased Business.

10.	SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

10.1	Survival of Covenants, Representations and Warranties.

To the extent that the covenants have not been fully performed at or prior to the Time of Closing, the covenants, representations and warranties contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the closing of the transactions contemplated hereby and shall terminate at the expiration of eighteen (18) months following the Closing Date and, notwithstanding such closing nor any investigation made by or on behalf of the party entitled to the benefit thereof, shall continue in full force and effect for the benefit of the party entitled to the benefit thereof, except that:

(a)	the representations and warranties set out in sections 5.1 to 5.3, inclusive (and the corresponding representations and warranties set out in the “Closing Certificates”) shall survive and continue in full force and effect without limitation of time, subject only to applicable limitation periods imposed by law;

(b)	the representations and warranties set out in Section 5.17 (and the corresponding representations and warranties set out in the Closing Certificates) shall survive the closing of the transactions contemplated hereby and continue in full force and effect until, but not beyond, 120 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties under applicable tax legislation in respect of any taxation year to which such representations and warranties extend could be issued under such tax legislation to any of the Vendors, provided the Vendors did not file any waiver or other document extending such period; and

(c)	a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law; and

(d)	no claim for breach of any other representation, warranty or covenant shall be valid unless the party against whom such claim is made has been given notice thereof before the expiry of such eighteen (18) month or other applicable period, as the case may be.

11.	INDEMNIFICATION

11.1	Indemnification by the Vendors.

The Vendors and each of them jointly and severally, agree to indemnify and save harmless the Purchaser, its directors, officers, employees and agents, from all Losses suffered or incurred by the Purchaser, their directors, officers, employees and agents, as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by the Vendors of, or any inaccuracy of any representation or warranty of the Vendors contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(b)	any breach or non-performance by the Vendors of any covenant to be performed by them which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)	the Excluded Liabilities; and

(d)	all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

11.2	Indemnification by the Purchaser.

The Purchaser agrees to indemnify and save harmless the Vendors, their directors, officers, employees and agents, from all Losses suffered or incurred by the Vendors as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by the Purchaser of or any inaccuracy of any representation or warranty contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto;

(b)	any breach or non-performance by the Purchaser of any covenant to be performed by it which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto including, without limitation, any failure to fully pay, satisfy, discharge, perform or fulfill any Assumed Liability; and

(c)	all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

11.3	Notice of Claim.

In the event that a party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

11.4	Direct Claims.

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

11.5	Third Party Claims.

With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that: (a) the Indemnified Party is required by applicable law or the order of any court, tribunal or regulatory body having jurisdiction; or (b) it is necessary in the reasonable view of the Indemnified Party acting in good faith and in a manner consistent with reasonable commercial practices in respect of: (i) a Third Party Claim by a customer relating to products or services supplied by the Business; or (ii) a Third Party Claim relating to any Contract which is necessary to the ongoing operations of the Business or any material part thereof by a reasonable and prudent operator in substantially the same manner in which it has heretofore been operated by the Vendors in order to avoid material damage to the relationship between the Indemnified Party and any of its major customers or to preserve the rights of the Indemnified Party under such an essential Contract, to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party. If such a payment, by resulting in settlement of the Third Party Claim, precludes a final determination of the merits of the Third Party Claim and the Indemnified Party and the Indemnifying Party are unable to agree whether such payment was reasonable in the circumstances having regard to the amount and merits of the Third Party Claim, such dispute shall be submitted to arbitration pursuant to the Arbitration Act, 1991 (Ontario). All such arbitrations shall be governed by the following rules:

(a)

the party desiring such arbitration shall give written notice to that effect to the other party and, if within seven days of such notice, the Indemnified Party and the Indemnifying Party have failed to agree on a single arbitrator, the party desiring such arbitration shall by written notice to the other party appoint an arbitrator. Within 15 days thereafter, the other party shall, by written notice to the original party, appoint a second person as one of the arbitrators. The two arbitrators thus appointed shall select a third person within seven days of the appointment of the second arbitrator. If the two arbitrators fail to agree upon the selection of such third arbitrator within such seven day period, either of the parties upon written notice to the other party may apply for the appointment of a third arbitrator to the Ontario Superior Court or to any other court having jurisdiction. If the second arbitrator shall not have been appointed as aforesaid, the first arbitrator shall proceed to determine such matter. The arbitrator or arbitrators thus appointed shall determine such matter within 20 days of the appointment of the last arbitrator appointed;

(b)	the determination of the majority of the arbitrators or of the sole arbitrator, as the case may be, shall be conclusive and binding upon the parties and shall be deemed to form part of this Agreement. The arbitrators shall give written notice to the parties stating their determination and shall furnish to each party a copy of such determination signed by them;

(c)	in the event of the failure, refusal or inability of any arbitrator to act, a new arbitrator shall be appointed in his stead, which appointment shall be made in the same manner as hereinbefore provided for the appointment of the arbitrator so failing, refusing or unable to act;

(d)	the expenses of any arbitration shall be awarded by the arbitrator or arbitrators or, in the absence of such an award, shall be borne equally by the parties; and

(e)	each party shall act in good faith and shall act diligently to proceed with and complete the arbitration proceedings.

11.6	Settlement of Third Party Claims.

If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason.

11.7	Co-operation.

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

11.8	Exclusivity.

The provisions of this Article 11 shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto (other than a claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 11.

11.9	Taxes.

All references in this Article 11 to Losses shall exclude GST to the extent that input tax credits are available therefor. If the Vendors and the Purchaser, acting reasonably, determine that any payment (the “Payment”) made pursuant to this Article 11 is subject to GST or is deemed by the ETA to be inclusive of GST, or is subject to any other tax, the Indemnifying Party agrees to pay to the Indemnified Party, in addition to the Payment, an amount equal to the GST or other tax payable in connection with such Payment and such additional amount.

11.10	Limitation on Vendors’ Obligation to Indemnify.

(a)	In the event that the Vendors are required to indemnify and save harmless the Purchaser and their directors, officers, employees and agents pursuant to Section 11.1(a) in respect of any Loss suffered or incurred, the liability of the Vendors shall not arise until the Losses in respect thereof exceed $350,000, and in such event, the liability of the Vendors will be for the aggregate of all Losses of the Purchaser theretofore or thereafter sustained.

(b)	In no event shall the liability of the Vendors under this Agreement exceed the amount of the Purchase Price.

(c)	The limitations in this Section 11.10 shall not apply to any amounts payable pursuant to Article 3 of this Agreement.

12.	MISCELLANEOUS

12.1	Expenses.

Except as otherwise expressly provided herein, each party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers); provided, however, that any filing fees for pre-closing regulatory approvals and expenses under the Competition Act (Canada) will be shared evenly between the Vendors, on one hand, and the Purchaser, on the other hand, and any Investment Canada Act (Canada) clearance costs will be paid exclusively by the Purchaser.

12.2	Confidentiality of Information.

If, for any reason, the transactions contemplated by this Agreement shall fail to be completed, the Purchaser for itself and its employees, servants and agents agrees to keep confidential and to refrain from using any information concerning the business and affairs of the Vendors, which it may have acquired in connection with the transactions contemplated by this Agreement and in addition, shall return all records or documents received from the Vendors relating to the Purchased Assets or the Purchased Business. The Purchaser’s obligations in this respect shall not apply to any information which:

(a)	is in the public domain at the time of its disclosure to the Purchaser;

(b)	subsequently comes into the public domain without breach by the Purchaser of their obligations under this Section 12.2;

(c)	the Purchaser can show was in its possession prior to its disclosure to the Purchaser in connection with these transactions; or

(d)	is or has been disclosed to the Purchaser by any person otherwise than at the request or occurrence of the Vendors.

12.3	Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication addressed as follows:

(a)	if to the Vendors:

Redmond Group of Companies LLP
6185 McLaughlin Road
Mississauga, Ontario
L5R 3W7

	Attention:	Andy Redmond
	Telecopier No.:	416-352-1230

with a copy to:

Lang Michener LLP
P.O. Box 747, Suite 2500
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T7

	Attention:	Geofrey Myers
	Telecopier No.:	416-365-1719

(b)	if to the Purchaser:

Synnex Canada Limited
200 Ronson Drive
Etobicoke, Ontario
M9W 529

	Attention:	President
	Telecopier No.:	416-240-2953

with a copy to:

Gowling Lafleur Henderson LLP
Suite 1020 50 Queen St. N.
Kitchener, Ontario
N2H 6M2

	Attention:	W. David Petras
	Telecopier No.:	519-571-5006

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a business day, on the next following business day). Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 12.3.

12.4	Commissions, etc.

It is understood and agreed that no broker, agent or other intermediary acted for the Vendors or the Purchaser in connection with the sale or purchase of the Purchased Assets and the Vendors agree to indemnify and save harmless the Purchaser and the Purchaser agrees to indemnify and save harmless the Vendors from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the party providing such indemnity.

12.5	Consultation.

The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, neither the Vendors nor the Purchaser shall issue any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

12.6	Disclosure.

Prior to any public announcement of the transaction contemplated hereby pursuant to Section 12.5, neither party shall disclose this Agreement or any aspect of such transaction except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable law or any regulatory authority or stock exchange having jurisdiction.

12.7	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns. Except as provided in this Section 12.7, neither party may assign any of its rights or obligations hereunder without the prior written consent of the other parties. Notwithstanding the foregoing, the Purchaser shall have the right to assign their rights and obligations under this Agreement to an affiliate or subsidiary of the Purchaser, provided that no such assignment shall relieve the Purchaser from, and the Purchaser shall continue to be liable and responsible for the performance of, any and all of the Purchaser’ obligations under this Agreement.

12.8	Amendment and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

12.9	Counterparts.

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

(Signature Page Follows – Remainder of Page Intentionally Left Blank)

Purchase Agreement

IN WITNESS WHEREOF this Agreement has been executed by the parties.

RGC CANADA LTD.

By:	/s/ Andy Redmond
Name:	Andy Redmond
Title:

REDMOND GROUP OF COMPANIES LP, by its general partner RGC Canada Ltd.

By:	/s/ Andy Redmond
Name:	Andy Redmond
Title:

2064862 ONTARIO INC.

By:	/s/ Andy Redmond
Name:	Andy Redmond
Title:

AVS TECHNOLOGIES LIMITED PARTNERSHIP by its general partner 2064862 Ontario Inc.

By:	/s/ Andy Redmond
Name:	Andy Redmond
Title:

SYNNEX CANADA LIMITED

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title:	General Counsel & Corporate Secretary